AMENDMENT TO
SHAREHOLDER RIGHTS AGREEMENT

     THIS AMENDMENT is made and entered into on the date last below written by and between MERCANTILE BANCORP, INC., a Delaware corporation (the “Company”) and MERCANTILE TRUST & SAVINGS BANK, an Illinois banking corporation (the “Rights Agent)

     WHEREAS, the Company and the Rights Agent have previously entered into a Shareholder Rights Agreement dated July 9, 1999 (the “Agreement”) pertaining to certain rights to purchase shares of the Common Stock of the Company under certain circumstances as set forth in the Agreement, a copy of which is attached hereto as Exhibit A; and

     WHEREAS, the Company and the Rights Agent wish to amend and revise the Agreement on the terms and provisions as set forth in this Amendment.

     NOW, THEREFORE, for and in consideration of the mutual covenants and promises herein contained, it is hereby agreed the Agreement shall be amended and revised as follows:

     1. Substitution of par value for shares of Common Stock. Any and all references to the par value of the shares of Common Stock of the Company as “par value $5.00 per share” in the Agreement, including any exhibits thereto or summary thereof, shall be deleted and replaced with “par value $6.25 per share.”

     2. No other changes. The Company and the Rights Agent hereby agree that except as specifically provided in this Amendment, none of the provisions of the Agreement are hereby amended or revised, and all of the terms and conditions contained therein shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on this 15th day of May, 2000.

COMPANY:	MERCANTILE BANCORP, INC.

By: /s/ Dan S. Dugan
Its President

RIGHTS AGENT:	MERCANTILE TRUST & SAVINGS BANK

By: /s/ Dan S. Dugan
Its President